NOTE 1.   ORGANIZATION AND OPERATIONS

AmericaFirst Securities, Inc. (f/k/a Plan Professionals, Limited) (the "Company") is a Kansas corporation incorporated in February 1999. The Company changed its name in April 2012 to AmericaFirst Securities, Inc. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's business services include providing underwriting, retailing and related services on behalf of affiliated mutual fund and unit investment trust companies. The Company also provides brokerage services for affiliated and retail accounts. The Company operates from its headquarters in Roseville, California.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Depreciation and Amortization

The Company computes depreciation and amortization using various methods based on the estimated useful life of the assets.

Fair Value Measurement — Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1- Valuations based on quoted prices available in active markets for identical investments.
Level 2- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

Income Taxes

The Company did not make a provision for regular federal income or state and local taxes as a result of net operating loss carryforwards. The Company has net operating loss carryforwards for federal tax purposes of approximately $257,000 expiring in 2033. The Company also has net operating loss carryforwards for state and local tax purposes of approximately $255,000 expiring in 2033. At December 31, 2014, the Company has a gross deferred tax asset of approximately $106,181 relating to these net operating losses. The Company has recognized a valuation allowance to offset the entire deferred tax asset.

The entire provision included in the statement of operations consists of the state and local income taxes. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2014, 2013 and 2012.

NOTE 3.   NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the Company maintain minimum net capital, as defined, or 6 2/3% of aggregate indebtedness, whichever is greater. As of December 31, 2015, the Company had net capital of $9,487 which represented an excess of $4,487 from the minimum requirement of $5,000. The Company's aggregate debt to net capital ratio was 5.06 to 1.

NOTE 4.   RELATED PARTY TRANSACTIONS

During 2015, the Company received income of $331,181 derived from AmericaFirst Quantitative Funds, an affiliated mutual fund family, for providing marketing related support services. At December 31, 2015, the Company had a $22,298 receivable due from the Independent Distributor of AmericaFirst Quantitative Funds. The Company also incurred and paid expenses of $176,888 to its affiliates: AmericaFirst Capital Management, LLC, AmericaFirst Quantitative Funds and AmericaFirst Quantitative Trust. The Company, AmericaFirst Capital Management, AmericaFirst Quantitative Funds and AmericaFirst Quantitative Trust are related parties

NOTE 5.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 6.   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 7.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.